UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ___)

1.	Name of the Registrant:

Americold Realty Trust, Inc.

2.	Name of person relying on exemption:

Sieve Capital LLC

3.	Address of person relying on exemption:

7350 Midbury Dr.

Dallas, TX 75230

4.	Written materials. The following written materials are attached:

Press Release, dated April 23, 2026.

Presentation, dated April 23, 2026, attached hereto as Exhibit 1.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Sieve Capital LLC (collectively with its affiliates, “Sieve”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Sieve.

PLEASE NOTE: Sieve is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on the next page)

Sieve Capital Issues Presentation Detailing Shareholders’
Opportunity to Improve the Board at Americold

Urges Americold Shareholders to Vote “AGAINST” the Reelection of Chairman Mark Patterson and
Director Andrew Power Because of Their Disqualifying Conflicts of Interest

Board Change Needed Following Devastating Collapse in Shareholder Value During Mark Patterson’s
Tenure as Chairman

Reports of Acquisition Interest Warrant Attention from the Board to Assess Potential Creation of
Shareholder Value

DALLAS--(BUSINESS WIRE)--Sieve Capital LLC (collectively with its affiliates, “Sieve” or “we”), a shareholder of Americold Realty Trust, Inc. (NYSE: COLD) (“Americold” or the “Company”), today issued a detailed presentation explaining why shareholders should vote “AGAINST” the re-election of Mark Patterson and Andrew Power to the Company’s Board of Directors (the “Board”) at Americold’s upcoming Annual Meeting of Shareholders (the “Annual Meeting”). Mr. Power is subject to what we view as an irreconcilable conflict of interest because his compensation as CEO of Digital Realty Trust (“Digital Realty”) is controlled, in part, by Mr. Patterson, a member of Digital Realty’s Compensation Committee. Additionally, Mr. Patterson’s de minimis ownership of COLD shares and excessive annual compensation as Chairman, at a ~50% premium to peers, arguably creates a financial incentive for him to obstruct a sale of Americold. Shareholders should vote “AGAINST” Messrs. Patterson and Power, as their removal, in our opinion, would strengthen Americold’s Board.

CLICK HERE TO DOWNLOAD THE PRESENTATION

Gavin Richey, Managing Member of Sieve Capital, commented:

“Our presentation lays out a clear and compelling case for voting against Chairman Mark Patterson and Director Andy Power, who are multi-decade associates that have exhibited a shared tolerance for poor corporate governance practices, harmful capital allocation policies, persistent underperformance and catastrophic value destruction at Americold. We contend that their eight-year tenure on Americold’s Board is defined by ineffective decisions and self-interested actions that have only perpetuated losses. For example, it seems that Mr. Patterson’s brazen choice to serve as Chairman of the Board and Chair of the Nominating & Governance Committee has enabled him to protect his seat on the Board and handpick the CEO without a normal search process. When you factor in Mr. Patterson’s well-documented issues at Paramount Group and Digital Realty, where his corrosive behavior was identified as another director’s reason for resigning, it is confounding that the rest of Americold’s directors chose to put forward these two individuals for re-election. We strongly believe that Americold shareholders deserve better than crony capitalism and the threat of even more value destruction.”

About Us

Sieve Capital is a private investment firm that pursues opportunities across public and private markets through fundamental research. Contact us at www.sievecap.com.

This is not a solicitation of authority to vote your proxy. Do not send us your proxy card. Sieve is not asking for your proxy card and will not accept proxy cards if sent. Sieve is not able to vote your proxy, nor does this communication contemplate such an event.

The views expressed in this release should not be construed as investment advice and are not intended to be a forecast of future events or a guarantee of future results. The opinions provided in this release are for general information only and should not be considered a recommendation to buy or sell any of the Company’s securities. It should not be assumed that investments in such securities have been or will be profitable. The information contained in this release has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data.

Contacts

Gavin Richey

gavin@sievecap.com

Exhibit 1

The Urgent Need to Remove Two Problematic Directors at Americold (NYSE: COLD) April 2026

Disclaimer

This presentation is for discussion and informational purposes only. The views expressed in this presentation represent the opinions of Sieve Capital LLC (collectively with its affiliates, "Sieve"), which beneficially owns shares of Americold Realty Trust, Inc. ("Americold," "COLD" or the "Company"). Sieve reserves the right to change or modify any of the opinions expressed herein at any time for any reason as it deems appropriate and expressly disclaims any obligation to notify the market or any other party of any such changes. Sieve also expressly disclaims any obligation to correct, update or revise the information or opinions contained in this presentation or to otherwise provide any additional materials.

All of the information contained in this presentation is based on, or has been derived or obtained from, publicly available information, including filings made with the Securities and Exchange Commission (the "SEC") and other sources, as well as Sieve's analysis of such publicly available information. Sieve shall not be responsible nor have any liability for any misinformation contained in any publicly available information, SEC or other regulatory filing or other source. Sieve recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Sieve's conclusions. Sieve nor any of its officers, employees, representatives or agents makes any representation or warranty, express or implied, as to the reliability, accuracy, fairness or completeness of the information or opinions expressed in this presentation, and Sieve and its officers, employees, representatives and agents expressly disclaim any liability which may arise from this presentation and any errors contained herein and/or any inaccuracies or omissions in this presentation.

Except for historical information contained herein, the information and opinions in this presentation may contain certain forward-looking statements, estimates and projections with respect to, among other things, the value of the Company's securities, anticipated operating performance of the Company or any financial instruments. Such statements, estimates and projections may be based upon assumptions related to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Sieve. All forward-looking statements, estimates and projections speak only as of the date of this presentation and are inherently uncertain and subject to significant economic, competitive and other uncertainties and contingencies and have been included solely for illustrative purposes. No representation, express or impaled, is made as to the accuracy or completeness of such statements, estimates or projections. Actual results may differ materially from the information contained in this presentation due to reasons that may or may not be foreseeable. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein.

This presentation and any opinions expressed herein are not intended to be, nor should they be construed as, investment advice with respect to the Company, Company securities or any transaction. This presentation does not constitute, and may not be construed as, an offer to sell or a solicitation of an offer to buy any security by Sieve or any of its officers, employees, representatives or agents.

It is possible that there will be developments in the future that cause Sieve from time to time to buy shares of the Company (in open market or privately negotiated transactions or otherwise), sell all or a portion of its holdings of the Company in open market transactions or otherwise (including via short sales), or trade in options, puts, calls or other derivative instruments relating to the shares of the Company. Sieve reserves the right to take any actions with respect to its investments in the Company as it may deem appropriate.

Sieve has not sought or obtained consent from any third party to use any statements or information contained herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. All trademarks and trade names used herein are the exclusive property of their respective owners.

This is not a solicitation of authority to vote your proxy. Do not send us your proxy card. Sieve is not asking for your proxy card and will not accept proxy cards if sent. Sieve is not able to vote your proxy, nor does this communication contemplate such an event.

Sieve Capital

2

About Sieve Capital • Sieve Capital is a research - driven, future - focused investment firm founded in 2024 by the firm’s Managing Member, Gavin Richey • The firm pursues opportunities across public and private markets through fundamental research • Sieve became a shareholder of Americold based on its belief that the Company has drawn significant interest from viable acquirers that have been unjustifiably rebuffed by a poorly performing Board • By removing a targeted subset of interconnected and ineffective individuals, Sieve believes the Board will be far better positioned to objectively evaluate improvements to capital allocation, governance and its process for assessing all paths to value creation 3

What We Cover An Overview of the Case for Voting ” AGAINST ” Chairman Mark Patterson and Director Andy Power (two multi - decade associates and allies) • Section I. – Long - Term Underperformance and Negative Returns Under Messrs. Patterson and Power • Section II. – Poor Capital Allocation Decisions Under Messrs. Patterson and Power • Section III. – Concerning Governance Practices Under Messrs. Patterson and Power • Conclusion – Board’s Troubling History and Recent Actions Make the 2026 Annual Meeting a Pivotal Decision Point for Shareholders 4

Executive Summary

During Mark Patterson's tenure as Chairman, Americold has suffered a devastating collapse in shareholder value and seen a revolving door of CEOs, with each handpicked failure bringing the Company closer to the brink of calamity. Patterson's purported experience in real estate and finance has proven irrelevant to Americold's complex operations. Sieve believes that Patterson's prioritization of his own interests over shareholders has destroyed shareholder value and stands in the way of value maximization, especially given reports of potential acquirors with whom Americold's Board of Directors (the "Board") has not engaged. **We believe Americold shareholders can improve the Board and help close the gap to COLD's potential by removing Mark Patterson and his protégé, Andrew Power.**

- **Catastrophic Shareholder Value Destruction:** Patterson has been on the Board since Americold's IPO and Chairman since 2019. The Company's TSR is negative over any measured time period and has consistently (and dramatically) underperformed peers
- **Deteriorating Financial Performance:** General & Administrative expenses have skyrocketed, margins have declined, occupancy levels are near historic lows, and the Board has responded to these challenges by making the Company's disclosure more opaque
- **Unsustainable Balance Sheet Leverage:** As a result of a failed capital allocation strategy and irresponsible capital investment, Americold is levered near 7.0x EBITDA, putting it at risk of a credit rating downgrade and leaving almost no room for error
- **Dreadful Capital Management:** Despite investing more than $6 billion on M&A and development of existing assets, Americold's share price has collapsed and its trading multiple (P/AFFO) is currently half of its historical average (approximately 10x vs. historical average of 20.4x)
- **Concerning Governance:** The Board is rife with interlocks, particularly between Chairman Patterson and Andy Power – Patterson is a member of the committee that sets compensation for Mr. Power at Digital Realty Trust. Patterson is allegedly a serial corporate governance abuser, is under SEC investigation for his role at Paramount Group and has failed to disclose conflicts and other relevant information that should make him unfit to serve on Americold's Board
- **Financial Negligence / Self-Interest:** Patterson has reportedly ignored inbound interest from potential acquirors and squandered valuable time that could have been used to reduce financial leverage

Sieve Capital

5

Analysts and Investors Share Sieve's Concerns

COMPASS POINT
RESEARCH & TRADING, LLC

Equity REITs

Americold Realty Trust Inc (COLD – $11.98)

Buy - Price Target: $14.50

Initiating COLD with Buy Rating: "Deep Freeze" Ending?

March 18, 2026

"COLD guided 2026 AFFO down -12% … the **WORST y/y performance** in the company's history.

COLD has never had **two consecutive negative years** on same-store growth as a public company, so FY26 is marking new territory

[The short-term cash bonus program] … sets up a potential scenario where **a management team could lever up irresponsibly** or significantly dilute the equity in order to grow the company at all costs, extract cash compensation upfront, and potentially **leave shareholders with uneconomic or impaired assets over the long-term**.

… it is really hard to argue that COLD has created value over time … from 2018 through to 2025 COLD more than doubled reported Core EBITDA from ~$300 million to ~$618 million … reported AFFO/share (representing earnings to shareholders) grew just 1.3x over the same period, and meanwhile net debt leverage increased from ~4.3x to nearly ~7x. The size of the balance sheet increased ~3.4x from ~$2.4 billion in total assets to ~$8.1 billion at 4Q25. **The share price was cut in half.**

…just two quarters later in 2Q25, COLD cut SSNOI by -475bps … The midpoint of AFFO guidance was cut -9% over the same period. Again **this just does not happen in REITs**, barring a severe economic contraction which did not occur in 2025."

Jonathan Litt - L&B
@JonLitt

Today's Proxy Compensation Spotlight – Paying up for underperformance: Americold Realty $COLD

- COLD has underperformed its proxy peers cited in their filings on a trailing 1-, 3-, and 5- year basis on total shareholder returns (TSR). The underperformance is not an anomaly and we believe COLD has been a chronic underperformer.

- Persistent and consistent underperformance should not be rewarded with multi-million dollar pay packages with CEO George Chappelle 2024 total compensation of $11.0 million, up from $8.1 million in 2023, in our view.

- Annual meeting is May 20.

- The best way for shareholders to express their frustration is to vote against the compensation committee (Fernandez, Barrett, Kohn and Neithercut), in our view.

Pay for performance is a nice concept – when management teams at companies underperform over longer periods it is time for the compensation committee to step up and make the tough decisions. L&B has a position in COLD.

Total Shareholder Returns	Trailing 1 Year	Trailing 3 Years	Trailing 5 Years
Americold Realty Performance vs. Proxy Compensation Peers	-33%	-56%	-193%

Source: Bloomberg, Americold Realty SEC Filings; Note: Performance as of 3/31/2025; Proxy Compensation Peers consistent with disclosure in 2025 proxy. Proxy Compensation Peers are straight average of BJ, CHRW, CUBE, CAG, EXR, FR, FDP, GO, GXO, IRM, LW, PSMT, PSA, R, SPTN, SFM, STAG, GEO, UNFI.

10:31 AM · May 6, 2025 · **2,824** Views

Sieve Capital
6

7 Section I. Long - Term Underperformance and Negative Returns Under Messrs. Patterson and Power

8 Shareholder Value Destruction Since IPO - 52.2% - 38.2% - 49.6% - 60.3% - 24.3% - 9.8% 53.6% 54.3% 95.3% 120.3% 9.0% 40.6% 27.1% 43.7% 146.2% 1Y 2Y 3Y 5Y Since IPO COLD Proxy Peers Industrial Peers Source: FactSet, data as of 4/17/26. IPO date is 1/19/18. TSR is calculated through March 27, 2026, the last trading day prio r t o the press release filed by Sieve on March 30, 2026. Proxy peers: BJ, CHRW, CUBE, CAG, EXR, FR, FDP, GO, GXO, IRM, LW, PSMT, PSA, R, SFM, STAG, GEO and UNFI. Industrial RE IT peers: TRNO, PLD, EGP, FR, REXR, STAG, LXP, LINE and PLYM. COLD’s Total Shareholder Return Has Underperformed Industrial REIT Peers and Proxy Peers Over Every Relevant Time Period Recent refreshment did not go far enough: COLD’s TSR from the Ancora settlement through Sieve’s campaign announcement was - 10.4% vs. Industrial Peers’ - 4.9%

July 2021 -40% -20% 0% 20% 40% 60% 80% 100% 120% 140% 160% Jan-18 Jan-19 Jan-20 Jan-21 Jan-22 Jan-23 Jan-24 Jan-25 Jan-26 Americold MSCI US REIT Index Industrial Peer Average 9 Shares Have Been Falling Since 2021 Stock Performance Since 2018 IPO - 20.0% Americold 33.6% MSCI US REIT Index 66.6% Industrial Peers • Shares have declined materially since mid - 2021 when COLD acknowledged weaker - than - anticipated performance and reset expectations 1 • COLD walked back its outlook for 2022 and delayed a return to normalized inventory levels, undermining investor confidence 1 • Shares underperformed industrial peers by ~12 percentage points in the immediate aftermath of the Q2 2021 release • Despite similar industry headwinds, peers performed meaningfully better while COLD struggled with occupancy and cost control since mid - 2023 • Capital investments — particularly in automated warehouses — have failed to generate acceptable returns; COLD’s 5 - year average ROIC is - 1.7% 2 1 Americold Realty Trust Q2 2021 Earnings Call, August 5, 2021 2 FactSet Source: FactSet, data as of 4/17/26. Industrial REIT peers: TRNO, PLD, EGP, FR, REXR, STAG, LXP, LINE and PLYM.

10 Depressed Valuation • COLD’s valuation discount has widened vs. peers since early 2024. Historically, COLD has traded at a ~3.3x discount to peers • The discount has widened to ~4.5x, and the Board has not articulated a credible plan to address it 13.6x 17.0x 18.1x 20.3x 10x 12x 14x 16x 18x 20x 22x 24x 26x 28x 30x Feb-18 Feb-19 Feb-20 Feb-21 Feb-22 Feb-23 Feb-24 Feb-25 Feb-26 COLD Avg Since IPO Industrial Peer Avg Avg Since IPO - 2.2x - 3.4x COLD EV / EBITDA vs. Industrial Peers Source: FactSet, data as of 4/17/26. IPO date is 1/19/18. Industrial REIT peers: TRNO, PLD, EGP, FR, REXR, STAG, LXP, LINE an d P LYM. Change is needed when a Board has apparently failed to engage with a viable acquiror and seems to lack a credible plan to create value

11 Depressed Valuation ( cont’d ) 10.0x 20.4x 17.4x 19.8x 7x 12x 17x 22x 27x 32x Feb-18 Feb-19 Feb-20 Feb-21 Feb-22 Feb-23 Feb-24 Feb-25 Feb-26 COLD Avg Since IPO Industrial Peer Avg Avg Since IPO COLD P / FFO (FY2) vs. Industrial Peers • COLD is currently trading near its lowest P/FFO ratio since its IPO • COLD’s historical average FFO multiple has been above its industrial peers • Trading at half the historical average signals that COLD’s leadership (Board and management) appears to have lost the market’s confidence Source: FactSet, data as of 4/17/26. IPO date is 1/19/18. Industrial REIT peers: TRNO, PLD, EGP, FR, REXR, STAG, LXP, LINE an d P LYM.

Performance Deterioration 12 12 COLD G&A / Revenue vs. Industrial Peers 9.5% 8.2% 7.3% 8.4% 6.0% 6.5% 7.0% 7.5% 8.0% 8.5% 9.0% 9.5% 10.0% 10.5% 11.0% Mar-18 Mar-19 Mar-20 Mar-21 Mar-22 Mar-23 Mar-24 Mar-25 COLD Avg Since IPO Industrial Peer Avg Avg Since IPO • For 3 ½ years following the IPO, COLD’s General & Administrative expense ratio (“G&A”) was well - managed • Since Q1 2022, COLD’s G&A as a percent of sales has been higher than peers’ and above COLD’s historical average Source: Bloomberg, quarterly data as of 4/17/26. IPO date is 1/19/18. Industrial REIT peers: TRNO, PLD, EGP, FR, REXR, STAG, LXP , LINE and PLYM.

76.1% 93.9% 70% 75% 80% 85% 90% 95% 100% Mar-18 Mar-19 Mar-20 Mar-21 Mar-22 Mar-23 Mar-24 Mar-25 COLD Avg Since IPO Industrial Peer Avg Avg Since IPO Performance Deterioration ( cont’d ) 13 Q2 2023: At its narrowest point, COLD occupancy is 13.3 percentage points lower than peer average COLD Occupancy vs. Industrial Peers • COLD’s occupancy rate has ranged between 13 and 22 percentage points below the industrial peer average • At the end of 2025, COLD’s occupancy was 17.8 percentage points below industrial peers • Inexplicably, on the FY 2025 earnings call, CEO Robert Chambers said, “the team continues to do an excellent job of balancing occupancy and price” - 17.8 Occupancy at COLD’s facilities is currently below the historical average and dramatically below peers Source: Bloomberg, quarterly data as of 4/17/26. IPO date is 1/19/18. Industrial REIT peers: TRNO, PLD, EGP, FR, REXR, STAG, LXP , LINE and PLYM. Q2 2018: At its widest point, COLD occupancy is 22.4 percentage points lower than peer average

4.8x 4.1x 4.3x 4.8x 6.3x 6.4x 5.6x 6.8x 4.9x 4.5x 4.7x 4.8x 4.9x 4.8x 4.4x 4.4x 2018 2019 2020 2021 2022 2023 2024 2025 COLD Industrial Peers 14 Unsustainable Balance Sheet COLD Net Debt / EBITDA vs. Industrial Peers • For most REITs, ~5x Net Debt / EBITDA enhances returns without excessive risk that a drop in NOI or rise in cap rates will lead to a capital - raising problem • More than 6x Net Debt / EBITDA is perceived as aggressive • When a REIT like COLD has almost 7x Net Debt / EBITDA, investors should act to avoid a fire sale Source: FactSet, data as of 4/17/26. Industrial REIT peers: TRNO, PLD, EGP, FR, REXR, STAG, LXP, LINE and PLYM.

Source: Company Filings, FactSet. 15 Unsustainable Balance Sheet Cash Flow Generation and Capex Use $188 $236 $294 $273 $300 $366 $412 $360 $120 $276 $372 $408 $283 $215 $310 $590 $68 - $40 - $78 - $135 $17 $151 $102 - $230 2018 2019 2020 2021 2022 2023 2024 2025 Cash From Operations Capex (ex. M&A) Free Cash Flow • From 2018 to 2021, COLD spent $1.2 billion on capital expenditures (excluding M&A) • Over the same period, operations only brought in $1.0 billion • In 2022, 2023, and 2024, COLD had positive free cash flow as cash from operations rose and capex was restrained • The Board appears to be unable to break with deficit spending, resulting in $590 million of capex and - $230 million free cash flow in 2025, a sharp reversal of the trend set in the prior three years

Despite Touting Real Estate Expertise, Messrs. Patterson and Power Have Failed to Successfully Allocate Capital 16 $555 $407 $128 $0 $200 $400 $600 $800 $1,000 $1,200 Total Projected Stabilized NOI 2026 Guidance ~$275M NOI Shortfall $1,090M $813M Core NOI Acquired NOI Developed NOI Company Projected NOI v. 2026 Guidance $4,614 $3,955 $3,461 $3,076 $2,768 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 Capitalization Rate 6.0% 7.0% 8.0% 9.0% 10.0% Sensitivity Analysis: Implied Value Destruction ($M) • Shareholders were promised ~$1.1B of NOI based on the Company’s own stabilized yield and return on invested capital targets • The Company’s 2026 NOI guidance of $813M misses these targets by ~$275M • At an estimated capitalization rate of 8.0%, the Company’s failure to hit targets has created a $3.4B gap between current value and guided value Source: Company Filings, FactSet. *Analysis assumes FY 2018 NOI of $406M grows at a 4% CAGR.

17 Section II. Poor Capital Allocation Decisions Under Messrs. Patterson and Power

Capital Allocation Missteps 18 Since 2017, Americold has spent over $800 million developing automated warehouses 1 , with at least $115 million more to be spent on not - yet - completed facilities While Americold discloses its expectations for stabilized income from automated facilities, actual reported results obscure any connection between performance and prior expectations – leaving shareholders with no way to measure outcomes The Board’s determination to throw good money after bad reveals the consequences of combining concentrated decision - making power with inattentiveness to results Mark Patterson’s and Andy Power’s real estate expertise and financial experience has not contributed to cost management, timely development, effective Board oversight, or holding management accountable for warehouse construction 1 Company Financial Supplements 2021 – 2025, reflecting completion costs, capitalized internal labor, travel and interest.

The Verdict: The Board is Guilty of Overseeing a Years - Long, Value - Destructive Capital Allocation Policy 19 • Chairman Mark Patterson has overseen poor capital allocation decisions, including an M&A spree at peak multiples, unabated growth in PP&E, and JV investments with no visible payoff • From FY 2018 to FY 2025, COLD generated $2.4B in cumulative operating cash flow but invested $6.8B in growth and maintenance capital expenditures (including development activity), M&A, and investments in joint ventures. This excessive spending diluted FFO below pre - COVID levels, adding stress to the balance sheet and resulting in net leverage near 7.0x • COLD stock has de - rated ~60% over that time period, from ~22x FFO in 2018 to ~9.2x today 22.3x 26.5x 29.7x 26. … 26.0x 24.6x 17.4x 10.8x 9.2x 0.0x 5.0x 10.0x 15.0x 20.0x 25.0x 30.0x 35.0x - $500 $1,000 $1,500 $2,000 $2,500 2018 2019 2020 2021 2022 2023 2024 2025 Current Capital Deployment by Category ($M) vs. Avg P/FFO Multiple Additions to PP&E (Growth and Maintenance) M&A (Business Combinations + Asset Acquisitions) Investments in JVs / Partially Owned Entities Average P/FFO Multiple Core FFO/Share $0.91* $1.15 $1.21 $1.00 $0.92 $0.89 $1.24 $1.19 $1.21 Source: Company Filings, FactSet. P/FFO is the average multiple for the entire calendar year based on one - year forward estimates of FFO. *Street consensus estimates for FY 2026.

- $500 $1,000 $1,500 $2,000 $2,500 2018 2019 2020 2021 2022 2023 2024 2025 A Review of the Board’s M&A Investments 20 • Since its IPO, COLD has deployed $5.1B of capital for an aggressive M&A strategy – 22 deals. Over 90% of the transaction cost wa s incurred from FY 2019 to FY 2021. Total NOI of the acquired assets was ~$410M, meaning the breakeven yield was ~8%, which left little roo m for error • For its four largest acquisitions – Agro Merchants, Hall’s, Nova Cold, and Cloverleaf – the Company’s cost averaged ~19.5x EBITDA (ex - expected synergies that have not materialized) Acquired NOI ($M) Est. Stabilized NOI Yield Acquisition Price ($M) Target Period of Acquisition $2 10.5% $20 PortFresh Holdings 4Q 2018 $93 7.5% $1,246 Cloverleaf 1Q 2019 $8 9.5% $83 Lanier Cold Storage 1Q 2019 $5 9.5% $54 MHW Group 4Q 2019 $17 6.8% $246 Nova Cold Logistics 4Q 2019 $5 9.5% $56 Newport Cold 4Q 2019 $8 9.0% $85 AM - C Warehouses 2Q 2020 $2 9.5% $26 Caspers Cold Storage 3Q 2020 $136 8.0% $1,699 Agro Merchants 3Q 2020 $36 7.5% $480 Halls Warehouse Corp 3Q 2020 $4 8.5% $43 Liberty Freezers 1Q 2021 $7 10.3% $71 KMT Brrr! 1Q 2021 $8 8.0% $104 Bowman Stores 1Q 2021 $3 12.5% $21 ColdCo Logistics 2Q 2021 $26 7.0% $377 Forem Facility Mgmt 2Q 2021 $6 7.5% $83 Lago Cold Stores 2Q 2021 $5 8.0% $59 Brighton, Colorado 3Q 2021 $2 9.5% $20 DeBruyn Cold 2Q 2022 $3 9.5% $27 Ormeau 2Q 2023 $4 9.5% $37 Safeway 3Q 2023 $13 7.9% $170 Global Net Lease / COLD 2Q 2024 $14 11.0% $127 Blackline Cold 1Q 2025 $407 7.9%** $5,132 Total* Total 2025 2024 2023 2022 2021 2020 2019 2018 Year $5,132 $127 $170 $64 $20 $757 $2,290 $1,685 $20 Spend ($M) 22 1 1 2 1 7 4 5 1 # of Deals M&A Spending ($M) (2018 - 2025) Largest transaction was Agro Merchants for ~$1.7B. In Q4 2023, COLD recorded a $237M goodwill impairment charge for the Agro transaction . Source: Company Filings, FactSet. * Figures may not sum due to rounding. **Weighted average stabilized NOI yield.

A Look at the Board's Development Investments

- Americold pivoted to organic growth, disclosing 18 development projects totaling ~$1.1B in 2021 alone as it shifted from buying platforms to building out its footprint. The Company disclosed targeted ROIC figures of ~$128M.

Disclosed Date	Development Project	Total Costs ($M)	Est. ROIC	Est. Stabilized NOI ($M)
2Q 2021	Rochelle, IL	$109.0	8.0%	$8.7
2Q 2021	Chesapeake, VA	$26.2	11.0%	$2.9
2Q 2021	North Little Rock, AR	$19.2	11.0%	$2.1
2Q 2021	Columbus, OH	$7.0	14.5%	$1.0
2Q 2021	Savannah, GA	$70.0	8.0%	$5.6
2Q 2021	Atlanta, GA	$130.0	12.5%	$16.3
2Q 2021	Aukland, NZ	$42.9	13.0%	$5.6
2Q 2021	Lurgan, N. Ireland	$9.1	11.0%	$1.0
2Q 2021	Calgary, Canada	$9.8	11.0%	$1.1
2Q 2021	Dunkirk, NY	$38.0	11.0%	$4.2
2Q 2021	Dublin, Ireland	$40.8	11.0%	$4.5
4Q 2021	Barcelona, Spain	$14.3	11.0%	$1.6
2Q 2021	Plainville, CT	$205.0*	11.0%	$22.6
2Q 2021	Lancaster, PA	$164.0	11.0%	$18.0
2Q 2021	Russellville, AR	$90.0	11.0%	$9.9
2Q 2021	Atlanta 2	$39.0	11.0%	$4.3
3Q 2021	Spearwood, Australia	$48.4	11.0%	$5.3
Total		**$1,063**	**10.8%****	**$128**

Key Points

- X COLD has undertaken 24 development projects post-IPO, deploying ~$1.1B in 2021 alone
- X Of these, only 18 projects are stabilized, with 6 still requiring ongoing capital
- X The Company has $117M of additional spend remaining on in-progress developments
- X Despite this scale of investment, expected returns are modest (~10.8% ROIC; ~$128M NOI)

These development projects, disclosed in FY 2021 following a 3-year run of significant M&A spend, have left the Company in a challenged financial position with a historically elevated leverage profile

Sieve Capital

Source: Company Filings, FactSet. *Reflects cost indicated in Q4 2025 Financial Supplement. **Weighted average ROIC.

21

A Case Study in Ineffective Development

...ade ratings (S&P: BBB / Moody's: Baa1)

- ~$325mm of total development capital investment [1]
- Construction is commencing in 2Q20 and is expected to fully stabilize in 2H23

Strategic Rationale

...long-term infrastructure for a top grocer in the US

In 2020, COLD announced that it would develop two automated facilities for $325 million in partnership with Ahold Delhaize USA.

The facilities' completion target was Q3 2022 and COLD expected that their operations would be stabilized by the end of 2023.

Actual completion was **6 months late** for Lancaster and **15 months late** for Plainville.

Stabilization status is **undisclosed** for Lancaster and **2 ½ years delayed** for the Plainville.

As of the end of 2025, Plainville's costs were **27.3%** over budget.

In January 2026, Ahold Delhaize USA announced that it would develop another automated distribution center … in partnership **with Blackstone**. This appears to have raised questions about COLD's ability to execute.

Development of Two Automated Facilities for Ahold Delhaize

...nt agreement with Ahold Delhaize USA
...fillment centers that will serve ~750
...top 25 customer
...cer in the world with strong investment
...ody's: Baa1)
...develop...nt capital investment [1]
- Construction is commencing in 2Q20 and is expected to fully stabilize in 2H23

Ahold Delhaize


Ahold Delhaize Dedicated Facility
Lancaster, PA

Strategic Rationale

- Provides long-term infrastructure for a top grocer in the US
  - Supports ADUSA's strong same store growth rate
- 20-year commitment with highly attractive returns
  - 10-12% expected stabilized NOI ROIC for both sites
- Grocery retail remains mission-critical in a post COVID-19 world

Key Facility Statistics

Facilities	Plainville, CT and Lancaster, PA
Total Cubic Feet	~23.5mm cubic feet
Total Pallet Positions	~59K pallet positions
Clear Height	~130 feet
Job Creation	200+


CT
PA
MD
VA
New Ahold Delhaize Facilities
Existing COLD Warehouse Facilities

17

americold

Sieve Capital

Sources: Americold Investor Presentation, Summer 2020; First Quarter 2023 Financial Supplement, Third Quarter 2023 Financial Supplement, Fourth Quarter 2023 Financial Supplement, January 13, 2026 Blackstone press release

22

A Case Study in Ineffective Project Management

Timeline of Delays in Completion and Stabilization

	Plainville	Lancaster
How it started → May 2020	Completion Target: Q3 **2022** Stabilization Target: Q4 **2023**	Completion Target: Q3 **2022** Stabilization Target: Q4 **2023**
Feb 2022	Completion Target: Q4 2022 Stabilization Target: Q1 2024	Completion Target: Q3 2022 Stabilization Target: Q4 2023
May 2022	Completion Target: Q1 2023 Stabilization Target: Q3 2024	Completion Target: Q4 2022 Stabilization Target: Q2 2024
Nov 2022	Completion Target: Q1 2023 Stabilization Target: Q3 2024	Completion Target: Q1 2023 Stabilization Target: Q2 2024
Feb 2023	Completion Target: Q3 2023 Stabilization Target: Q1 2025	Completed: Q1 2023 Stabilization Target: Q2 2024
Nov 2023	Completion Target: Q4 2023 Stabilization Target: Q2 2025	Stabilization Target: Q2 2024
Feb 2024	Completed: Q4 2023 Stabilization Target: Q4 2025	Stabilization Target: Q3 2025
Aug 2025	Stabilization Target: Q2 2026	Stabilization Target: Q3 2025
Apr 2026	**Stabilization Target: Q2 2026**	**Stabilized: ? Target: ?** *← How it's going*

"In order to prioritize the stabilization of the Lancaster site, we have modified the stabilization date of the Plainville facility to Q2 2026."

Q2 2025 Earnings Call

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Sources: Americold Investor Presentation, Summer 2020; Americold Financial Supplements filed as exhibits to 8-Ks on Feb. 24, 2022, May 5, 2022, Nov. 3, 2022, Feb. 16, 2023, Nov. 3, 2023, Feb. 22, 2024, Aug. 7, 2025, and Feb. 19, 2026.

23

$0 $70 $140 $210 $280 $350 May ’20 Feb ’21 Nov ’21 Aug ’22 May ’23 Feb ’24 Nov ’24 Aug ’25 Millions Plainville & Lancaster Investment Progress Investment Progress Budget Approximated Path of Plainville Cost Overrun A Case Study in Ineffective Cost Management 24 In Q4 2023 spending levels off, but stabilization remains elusive and costs resume climbing in Q3 2025 1 Source: Company Financial Supplement for Q4 2025, reflecting completion costs, capitalized internal labor, travel and interes t.

Cost Overruns Revealed *Despite* Opaque Disclosure

Same footage, same pallet positions, but in H2 2025 costs rose $44 million

- 2 ½ year delay in stabilization
- $44 million of capitalized internal labor, travel & interest
- 27% cost overruns as of FY 2025…
- … and Plainville **still** isn't stabilized

americold
EARNINGS RELEASE & FINANCIAL SUPPLEMENT
SECOND QUARTER 2025

Source

Recently Completed Expansion and Development Projects - Non-Same Store									
Facility	Opportunity Type	Facility Type (A = Automated) (C = Conventional)	Tenant Opportunity	Cubic Feet (In millions)	Pallet Positions (In thousands)	Completion Costs (In millions)(1)	Expected Stabilized NOI ROIC	Completion Date	Expected Full Stabilized Quarter
Lancaster, PA	Development	Distribution (A)	Build-to-suit	11.4	28	$104	10-12%	Q1 2023	Q3 2025
Plainville, CT	Development	Distribution (A)	Build-to-suit	12.1	31	$161	10-12%	Q4 2023	Q2 2026
Allentown, PA	Expansion	Distribution (C)	Multi-tenant	14.6	37	$79	10-12%	Q2 2025	Q3 2026
Kansas City, MO	Development	Distribution (C)	Multi-tenant	13.5	22	$100	10-12%	Q2 2025	Q1 2026

(1) Completion costs represents total costs incurred through the completion date. These amounts exclude additional costs incurred to reach stabilization, which do not materially impact the currently disclosed return on invested capital estimates.

americold
EARNINGS RELEASE & FINANCIAL SUPPLEMENT
FOURTH QUARTER 2025

Source

Expansions, Developments, and Acquisitions Completed Within the Last 36 Months and In Process										
Project Vintage (Months)	Project Count	Square Feet (In millions)	Cubic Feet (In millions)	Pallet Positions (In thousands)	Cost (In millions)(1)	Remaining Spend	LTM NOI (In millions)(2)	Estimated Stabilized NOI (In millions)	Stabilized NOI Achieved(2)	Estimated Stabilized ROIC(3)
25-36	5	1.2	37.3	126	$424	—	$21	$41	51 %	10 %
13-24	1	0.4	12.1	31	205	—	(3)	22	(14) %	11 %
1-12	2	0.6	28.1	59	206	—	(1)	25	(4) %	12 %
1-36	8	2.2	77.5	216	$835	$—	$17	$88	19 %	11 %
In Process(5)	5	0.9	43.5	137	$299	$120	$1	$51	2 %	12 %
Total	**13**	**3.1**	**121.0**	**353**	**$1,134**	**$120**	**$18**	**$139**	**13 %**	**11 %**

Sieve Capital

Source: Company Filings.

25

Unchanged ROIC Estimates Hint Mgmt. May Be Lying

americold
EARNINGS RELEASE & FINANCIAL SUPPLEMENT
FOURTH QUARTER 2025

Source

Expansions, Developments, and Acquisitions Completed Within the Last 36 Months and In Process

Project Vintage (Months)	Project Count	Square Feet (In millions)	Cubic Feet (In millions)	Pallet Positions (In thousands)	Cost (In millions)[1]	Remaining Spend	LTM NOI (In millions)[4]	Estimated Stabilized NOI (In millions)	Stabilized NOI Achieved[2]	Estimated Stabilized ROIC[3]
25-36	5	1.2	37.3	126	$424	—	$21	$41	51 %	10 %
13-24	1	0.4	12.1	31	205	—	(3)	22	(14) %	11 %
1-12	2	0.6	28.1	59	206	—	(1)	25	(4) %	12 %
1-36	8	2.2	77.5	216	$835	$—	$17	$88	19 %	11 %
In Process[5]	5	0.9	43.5	137	$299	$120	$1	$51	2 %	12 %
Total	**13**	**3.1**	**121.0**	**353**	**$1,134**	**$120**	**$18**	**$139**	**13 %**	**11 %**

1. Plainville's target **ROIC remains 11%** despite costs increasing to **$205M**
2. This implies **$22.6M of stabilized NOI**, up from **$17.7M at announcement**
3. However, **current performance is negative ($3M LTM NOI)**
4. Bridging this gap requires a **~$25M near-term NOI improvement**
5. Despite citing deep financial and real estate expertise, this gap raises concerns about Messrs. Patterson's and Power's oversight and underlying assumptions

→

The ~$25M NOI gap underscores flawed assumptions under Patterson and Power

Sieve Capital Source: Company Filings.

26

27 Section III. Concerning Governance Practices Under Messrs. Patterson and Power

2011 Power follows to Merrill Lynch ( source ) 2016 1989 Ties Since 2003: Patterson’s & Power’s Interlocking Influence 28 Patterson joins Citigroup ( source ) 2004 Power joins Citigroup ( source ) 2005 Patterson moves to Merrill Lynch ( source ) 2015 Power joins Digital Realty as CFO ( source ) 2022 Power promoted by the Board to CEO at Digital Realty ( source ) Patterson joins Digital Realty’s Board of Directors – Appointed to the Audit Committee and Compensation Committee ( source ) 2018 Patterson and Power appointed to Americold Board of Directors ( source ) 2019 Patterson appointed as Chairman of Americold Board ( source ) 20 years of shared power and financial dependence — independent by what standard? Source: Americold Filings; Digital Realty Filings .

Patterson Has Overseen Failed CEO Succession Planning at COLD

Three CEOs in ~4 Years Highlights Disregard for Succession Planning Under Patterson

- X The Board failed to properly plan for CEO succession and execute an orderly transition in 2021, when Fred Boehler was abruptly terminated by the Company with no explanation

- X In the absence of a prepared internal successor, the Board appointed an external interim CEO, highlighting limited bench strength
- X Subsequent internal promotions have elevated executives associated with shareholder value decline

- X Leadership instability has persisted, with the Company transitioning to yet another CEO in September 2025 – its third CEO in ~4 years

In our view, the Board's failure to plan for succession has contributed to ongoing leadership instability and declining shareholder value

Sieve Capital

Source: Company Filings.

29

Excessive Compensation and Low Ownership: Patterson's Incentives are Misaligned

- Patterson receives compensation at a ~50% premium to peers, despite minimal equity ownership (~$650k).
- We believe Patterson's excessive compensation for board service, relative to his de minimis stake, creates a motivation to block a sale.

Company (Ticker)	Board Chair	Proxy Status	Cash Fees	Stock Awards	Other*	Total
Americold (COLD)	Mark R. Patterson	Current	$196,154	$234,998	$43,965	$475,117
CubeSmart (CUBE)	Deborah R. Salzberg	Current (Apr 3, 2026)	$150,000	$128,350	$6,020	$284,370
Public Storage (PSA)	Shankh S. Mitra	Current (Mar 27, 2026)	$125,000	$200,000		$325,000
Iron Mountain (IRM)	Alfred Veigel	Current (Mar 2026)	$250,000	$220,000	$5,000	$475,000
First Industrial Realty (FR)	Matthew S. Dominski	Current (Apr 2026)	$130,000	$175,000	$3,000	$308,000
STAG Industrial (STAG)	Larry T. Guillemette	Current (Mar 18, 2026)	$93,000	$130,000	$2,500	$225,500
GXO Logistics (GXO)	Patrick Byrne (eff. Dec 31, 2025)	Prior Year (Apr 17, 2025)	$75,000	$175,000		$250,000
Ryder System (R)	Robert E. Sanchez (Exec Chair/CEO)	Current (Mar 11, 2026)				
C.H. Robinson (CHRW)	Brian P. Short	Prior Year (Apr 2025)	$155,000	$175,000	$3,000	$333,000
Conagra Brands (CAG)	Anil D. Arora	Current (Aug 2025)	$190,000	$175,000	$5,000	$370,000
Extra Space Storage (EXR)	Kenneth M. Woolley (Exec Chair)	Current (Apr 2026)				
Lamb Weston (LW)	W. G. "Hank" Ketchum	Current (Sep 2025)	$145,000	$185,000	$4,000	$334,000
Lineage, Inc. (LINE)	Adam Forste & Kevin Marchetti (Co-Exec Chairs)	Prior Year (Apr 28, 2025)				
BJ's Wholesale (BJ)	Christopher J. Baldwin	Current (Apr 2025)	$145,000	$175,000	$3,500	$323,500
Grocery Outlet (GO)	MacGregor Read	Prior Year (Apr 2025)	$95,000	$175,000	$2,000	$272,000
Sprouts Farmers Market (SFM)	Joseph Fortunato	Current (Apr 2026)	$110,000	$185,000	$2,500	$297,500
The GEO Group (GEO)	George C. Zoley (Exec Chair/Founder)	Prior Year (Apr 2025)				
PriceSmart (PSMT)	Robert E. Price	Current (Nov 2025)	$80,000	$150,000	$2,000	$232,000
SpartanNash (SPTN)	Douglas A. Hacker	Prior Year (Apr 2025)	$115,000	$130,000	$2,000	$247,000
United Natural Foods (UNFI)	Sandy Douglas	Current (Nov 2025)	$140,000	$165,000	$3,000	$308,000
Fresh Del Monte Produce (FDP)	Mohammad Abu-Ghazaleh (Chair/CEO)	Prior Year (Apr 2025)				

**Other Line Item for COLD incl. dividends/distributions paid on unvested equity, which scales with the size of his equity awards.*

COLD:	$475,117
Average:	$316,249
Delta to Peers:	50.2%

Sieve Capital

Source: Respective Company Filings (COLD, CUBE, PSA, IRM, FR, STAG, GXO, R, CHRW, CAG, EXR, LW, LINE, BJ, GO, SFM, GEO, PSMT, SPTN, UNFI, FDP).

30

Disclosure Omissions and Questionable Credentials Raise Serious Governance Concerns at COLD 31 Significant Board Interlocks • Messrs . Patterson’s and Power’s 20 + year relationship should raise serious questions about Mr . Power’s ability to serve on the COLD board as a truly “independent” director under Mr . Patterson’s chairmanship • Digital Realty’s former CEO alleged that Mr . Patterson helped install Mr . Power as CEO of Digital Realty Trust, where Patterson serves on the Compensation Committee that sets Power’s compensation • Mr . Power began his career in investment banking under Mr . Patterson’s leadership at Citigroup – Power even followed Patterson to Merrill Lynch Failed Succession Planning • The COLD Board failed to properly plan for CEO succession and execute an orderly CEO transition in 2021 , when Fred Boehler was abruptly terminated by the Company with no explanation • In the absence of a prepared internal successor, the Board turned to an external interim CEO, underscoring a lack of bench strength and revealing gaps in the Board’s forward planning • Leadership instability has persisted, with the Company transitioning to yet another CEO in September 2025 – its third CEO in ~ 4 years Selective Disclosure • Mr . Patterson’s role at Boomerang Systems has not appeared in Americold’s proxy disclosures since 2022 , despite the continuing relevance of Boomerang’s 2016 liquidation while he was Chairman • Mr . Patterson was CEO of Boomerang until January 2015 – failure to disclose this episode prevents shareholders from fully evaluating Patterson’s operating history • This lack of disclosure , combined with the Digital Realty board interlock, prior working relationship, and long - term personal relationship, causes us to have significant concerns about independence and oversight, as well as other matters that may exist but have not been disclosed COLD’s governance failures are systemic, persistent, and deeper than disclosed Source: Americold Filings; Digital Realty Filings, FactSet .

Amid Share Price Underperformance, COLD's Board Is Ignoring Credible, Value-Maximizing Offers

Despite credible strategic interest, the Board has not disclosed any formal process to evaluate alternatives – yet another indefensible governance lapse under Chairman Mark Patterson

Additionally, Patterson has:

X **Failed to Evaluate Credible Sale Opportunities**

- Credible interest in the international business and potential for a full-company sale remains untested due to the absence of a formal process

X **Pursued JV Structures That Could Prevent a Value-Maximizing Sale**

- Patterson has prioritized JV structures over a potential sale, potentially encumbering the Company's most valuable assets and limiting its ability to pursue a value-maximizing transaction

X **Failed to Maintain Focus Amid Ongoing Regulatory Scrutiny**

- Chairman Patterson's involvement in a reported, ongoing SEC investigation related to Paramount Group raises serious questions about his focus and ability to provide effective oversight at a critical time



SEMAFOR

Exclusive / Cold-storage giant Americold fields private equity interest

THE SCOOP

Cold-storage operator Americold has fielded interest from multiple private-equity portfolio companies for its international business, at a valuation of around $1.5 billion, according to people familiar with the matter.

At least one of bidders, whose name could not be learned, has expressed interest in both of Americold's European and Asia-Pacific businesses.

Sieve Capital

Source: Semafor, "Cold-storage giant Americold fields private equity interest," 12/29/25.

32

Tenure at Paramount Group Is Defined by Shareholder Rebuke and an Ongoing SEC Investigation SEC Investigation and Shareholder Lawsuit • In July 2025, Paramount Group disclosed that the SEC was investigating its disclosures related to executive compensation, perks, corporate asset use and related - party transactions • Just a few weeks later, Paramount Group shareholders filed a lawsuit alleging the company’s 2022 – 2024 proxy statements were materially misleading on these same issues • During this period, Mr. Patterson served as a director of Paramount Group and held key oversight roles, including on the Audit Committee and Nominating and Corporate Governance Committee Shareholder Disapproval • In 2021, Mr. Patterson failed to receive majority support from Paramount Group shareholders – receiving a mere 44% of votes cast in an uncontested election – an extraordinary rebuke for a sitting director • Despite this clear rejection from shareholders, Paramount Group’s board did not accept Mr. Patterson’s resignation, which was required by Paramount Group’s governance policies • The 2021 vote represents a clear, documented loss of investor confidence – preceding the later SEC investigation and shareholder litigation over disclosure failures 33 (3) Source: Paramount Group Filings. The Real Deal, ” SEC investigation into Paramount’s past dealings heats up ,” 4/8/2026.

Governance at DLR Highlights Risk at COLD 34 • In June 2023, former Digital Realty Trust Chairman Laurence Chapman resigned abruptly, citing fundamental disagreements over governance policy and Board practices, including director nominations and leadership decisions • In a detailed resignation letter, Mr. Chapman accused Mr. Patterson of undermining Board governance through coercive and disruptive behavior, including exerting undue influence over board decisions, using threats to retain his seat on the board, and conspiring to remove two female directors, whom he disparaged • Chapman specifically alleged Patterson circumvented formal governance processes by privately lobbying to install Mr. Power as CEO • Mr. Patterson’s track record calls into question whether he has the independence, judgment or credibility required to serve shareholders in the COLD boardroom Based on the need to refresh the board, the corrosive impact of Mark’s behavior outside the boardroom , and his assessment, I told Mark that I could not support his nomination in 2022 . Mark threatened to go public with our investors and management ... The very idea of a director using threats to retain his position on a board and placing his own interests ahead of the interests of Digital only added to my resolve that the board needed to address this issue. ” ” Source: Digital Realty Trust Filings. Bloomberg, ” Digital Realty Director Resigns Citing Governance Practices ,” 6/8/2023.

35 Conclusion

Removing Entrenched Board Leadership Unlocks Immediate Shareholder Value

Fact: Removing Entrenched, Discredited Chairmen Consistently Drives Immediate Stock Price Gains

American Apparel

- Dov Charney, Chairman and Founder of American Apparel, faced ongoing misconduct allegations, weak founder-driven governance, and persistent reputational risk – driving legal exposure and operational distraction
- Upon Chairman Dov Charney's removal, American Apparel's stock rose **~18% over the two trading days following the announcement**

OLYMPUS

- Tsuyoshi Kikukawa, Chairman of Olympus, was implicated in a major accounting fraud and oversight breakdown – undermining investor trust and creating significant legal and existential risk
- Following Chairman Tsuyoshi Kikukawa's removal, Olympus shares experienced **10%+ single-day gains as the market responded to improving governance expectations**

FirstEnergy

- Chuck Jones, Chairman and CEO of FirstEnergy, was implicated in a major bribery and corruption scandal – creating significant legal exposure, regulatory risk, and loss of investor trust
- Following Chairman Chuck Jones' removal, shares rose **~13% in a single day as the market responded to reduced governance risk and improved oversight expectations**

Sieve Capital

Source: FactSet.

36

The Verdict Is Clear: The Board's Record Demands Action at the 2026 Annual Meeting

There is no reason shareholders should continue to support the Patterson–Power domination of the Board – Americold's sustained value destruction under their watch speaks for itself.



Mark Patterson

- x Chairman of the Board during ~$3.4B in shareholder value destruction
- x Compensation ~50% above peers despite sustained shareholder value destruction during his tenure
- x Refused to pursue credible sale opportunities at a premium
- x Poor governance practices and conflicted oversight



Andy Power

- x Enabled sustained underperformance and widening valuation discount vs. peers
- x Supported >$800M of opaque, underperforming automation investments
- x Failed to help hold management accountable for cost overruns, delays, and missed returns
- x Well-founded concerns regarding ability to act independently of Chairman Patterson due to their decades-long ties

We intend to vote "<u>AGAINST</u>" Andy Power and Mark Patterson at the 2026 Annual Meeting to hold them accountable for sustained value destruction and make clear that shareholders should not tolerate further erosion

Sieve Capital

Source: Company Filings, FactSet.

37

Thank You.